Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	July	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated July 15, 2019 - Neovasc Participates in Round-Robin Study Evaluating In-Vitro Pulsatile Flow Testing of Prosthetic Heart Valves

DOCUMENT 1

Neovasc Participates in Round-Robin Study Evaluating In-Vitro Pulsatile Flow Testing of Prosthetic Heart Valves

Company Joined by Other Industry Leaders as Part of ISO Cardiac Valves Working Group

NASDAQ, TSX: NVCN

VANCOUVER, July 15, 2019 /CNW/ - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced its participation in a round-robin study evaluating prosthetic heart valve hydrodynamic performance measurements among the 13 leading participating international laboratories.  Aaron J. Chalekian, Neovasc's Vice President of Product Development & Manufacturing Engineering, was as an author on a recently published paper in Cardiovascular Engineering and Technology highlighting the study.  The paper can be found here: https://link.springer.com/article/10.1007/s13239-019-00422-5

Hydrodynamic performance testing is one of the core in vitro assessments required by the ISO 5840 series of standards for all prosthetic heart valves. A round-robin study carried out in 2005 in accordance with ISO 5840:2005 revealed significant variabilities in prosthetic heart valve hydrodynamic performance measurements among the participating laboratories. In order to re-examine the interlaboratory variability based on the ''state-of-the-art'' under ISO 5840-1 and 5840-2:2015, the ISO Cardiac Valve Working Group decided in 2016 to repeat the round-robin study.

The ISO Cardiac Valves Working Group consists of one academic laboratory (Helmholtz Institute of the RWTH University, Aachen, Germany), three testing service providers (BDC Laboratories; Medical Implant Testing Lab; ViVitro Laboratories), eight heart valve manufacturers (Boston Scientific; Edwards Lifesciences, Surgical Heart Valve Therapy; Edwards Lifesciences, Transcatheter Heart Valves; Medtronic; Neovasc; Sorin Group Italia s.r.l. (fully owned by LivaNova Plc); St Jude Medical; W. L. Gore), and the Food and Drug Administration Office of Science and Engineering Laboratories.

"We are extremely gratified to be setting the stage for the science in this field, together with such a distinguished group of industry leaders," said Fred Colen, CEO of Neovasc. "This important work will help refine prosthetic heart valve hydrodynamic performance testing.  Neovasc looks forward to continuing to collaborate with the other members of the ISO Cardiac Valves Working Group to achieve further advancements in the design of prosthetic heart valves."

The study revealed improved reproducibility when compared to the previous round-robin study, yet significant variability among different laboratories still exists. It also revealed that prosthetic heart valve hydrodynamic performance testing involves not only ''science,'' but also ''art,'' especially in the tuning of flow and pressure waveforms. It was determined that it is important to exercise care in the testing by carefully tuning the pulse duplicator system in order to minimize the variations and obtain valid and repeatable measurements. This information allowed the ISO Working Group to incorporate improved language into the ISO 5840-1, -2, and -3 standards that are currently under revision. The results can also be used by the testing laboratories to benchmark pulse duplicator systems, as well as to train and certify testing personnel.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the implications of the referenced study and the rapidly growing cardiovascular marketplace. Words and phrases such as "continue", "strategy", "goal", "would", "may", "could", "should", "expect" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (together, the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financing; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-participates-in-round-robin-study-evaluating-in-vitro-pulsatile-flow-testing-of-prosthetic-heart-valves-300885058.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2019/15/c7230.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568

CO: Neovasc Inc.

CNW 16:11e 15-JUL-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	July 15, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer